EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

July 10, 2013

Mr. David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re: Tianli Agritech, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 14, 2013
File No. 001-34799

Dear Mr. Humphrey:

On behalf of our client, Tianli Agritech, Inc. (the “Company”), we acknowledge receipt of your letter of June 21, 2013 regarding the Company’s Report on Form 10 referenced above.

The Company is in the process of preparing its response to your letter and we anticipate that a responsive filing, together with an explanatory cover letter, will be made via the EDGAR System by Wednesday, July 17, 2013.

Very truly yours, Vincent J. McGill

cc: Amy Geddes
      Margery Reich
      John Stickel
      Justin Dobbie